

BANCO SANTANDER CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION
As of November 30, 2017

The principal balances and results accumulated for the period ending November 2017 (Amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	1,528,267
Interbank loans, net	243,602
Loans and accounts receivables from customers, net	26,849,516
Total investments	2,890,626
Financial derivative contracts	1,977,481
Other asset items	2,188,481
Total assets	**35,677,973**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	7,458,932
Time deposits and other time liabilities	12,339,083
Financial derivative contracts	1,782,386
Issued debt instruments	6,839,459
Other liabilities items	4,180,372
Total equity	3,077,741
Total liabilities	**35,677,973**
Equity attributable to:	
Equity holders of the Bank	3,030,787
Non-controlling interest	46,954

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	1,206,580
Net fee and commission income	256,251
Result from financial operations	126,605
Total operating income	**1,589,436**
Provision for loan losses	(277,869)
Support expenses	(643,798)
Other results	(10,009)
Income before tax	**657,760**
Income tax expense	(128,244)
Net income for the period	**529,516**
Attributable to:	
Equity holders of the Bank	512,303
Non-controlling interest	17,213

FELIPE CONTRERAS FAJARDO
Chief Accounting Officer

CLAUDIO MELANDRI HINIJOSA
Chief Executive Officer

Santander



BANCO SANTANDER CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA
Al 30 de noviembre de 2017
A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de noviembre de 2017 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	1.528.267
Adeudado por bancos	243.602
Créditos a clientes totales	26.849.516
Inversiones totales	2.890.626
Contratos de derivados financieros	1.977.481
Otros rubros del activo	2.188.481
Total Activos	**35.677.973**

Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	7.458.932
Depósitos y otras captaciones a plazo	12.339.083
Contratos de derivados financieros	1.782.386
Instrumentos de deuda emitidos	6.839.459
Otros rubros del pasivo	4.180.372
Total patrimonio	3.077.741
Total Pasivos	**35.677.973**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.030.787
Interés no controlador	46.954

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	**MM$**
Ingreso neto por intereses y reajustes	1.206.580
Ingreso neto de comisiones	256.251
Resultado de operaciones financieras	126.605
Total ingresos operacionales	**1.589.436**
Provisiones por riesgo de crédito	(277.869)
Gastos de apoyo	(643.798)
Otros resultados	(10.009)
Resultado antes de impuesto	**657.760**
Impuesto a la renta	(128.244)
Utilidad consolidada del period	**529.516**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	512.303
Interés no controlador	17.213

FELIPE CONTRERAS FAJARDO
Gerente de Contabilidad

CLAUDIO MELANDRI HINIJOSA
Gerente General

Santander

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence.

Santander